Exhibit (c)(i)

90 SOUTH 7TH STREET 54TH FLOOR MINNEAPOLIS, MN 55402

PHONE 612.904.5700
FAX 612.904.5719
WWW.GHF.NET
August 7, 2009
Special Committee of the Board of Directors
Zareba Systems Inc.
13705 26th Avenue North, Suite 102
Minneapolis, MN 55441
Ladies and Gentlemen:
We understand that Zareba Systems, Inc. (the “Company”) is considering a 1 for 250 reverse stock split (the “Reverse Split”) which would be immediately followed by a 250 for 1 forward stock split. As a result of the reverse-forward stock split (the “Reverse/Forward Split”), each shareholder owning fewer than 250 shares of the Company’s common stock before the split (a “Cashed-Out Holder”) would receive $5.20 in cash for each of that shareholder’s pre-split shares (the “Consideration per Share”), and each share of the Company’s common stock held by a shareholder owning 250 or more shares before the split (a “Remaining Holder”) would continue to represent one share of the Company’s common stock.
You have requested that we provide an opinion to the Special Committee of the Board of Directors of the Company (the “Committee”) as to whether, as of the date hereof, the Consideration per Share to be received by the Cashed-Out Holders in the Reverse Split is fair, from a financial point of view, to the Cashed-Out Holders.
In the course of performing our review and analyses for rendering this opinion, we have:
•	reviewed certain publicly available financial and other data regarding the Company;

•	reviewed draft projected unaudited financial results for the twelve months ended June 30, 2009;

•	reviewed financial projections for the five years ending June 30, 2014, as prepared and provided to us by the Company’s management (the “Projections”);

•	performed discounted cash flow analyses based on the Projections;

•	reviewed a draft, dated August 6, 2009, of the Company’s Schedule 13E-3 filing to be made in connection with the Reverse Split;

•	met with certain members of the Company’s management to discuss the Company’s business, operations, historical and projected financial results and future prospects, the Company’s current financing position and arrangements, the Reverse Split and alternative transactions available to the Company;

The Special Committee of Board of Directors
Zareba Systems, Inc.
August 7, 2009

•	reviewed the historical prices, trading multiples and trading volumes of the Company’s common stock;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies that we deemed generally comparable to the Company;

•	reviewed other publicly available financial and stock price data for reverse stock split transactions completed in connection with the subsequent de-registration of stock under the Securities Exchange Act of 1934, as amended;

•	reviewed the Company’s ownership profile, before and pro forma for the Reverse Split; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.
We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by the Company or obtained by us from public sources, including, without limitation, the Projections referred to above. With respect to the Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and we have further relied upon the assurances of the senior management of the Company that they are unaware of any facts that would make the information provided to us, including the Projections, incomplete or misleading. We have assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We have also assumed that the Company is a not a party to any material pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Reverse Split.
In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisal. We express no opinion regarding the liquidation value of the Company. In addition, we have undertaken no independent analysis of any outstanding, pending or threatened litigation, material claims, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, or of any other governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject. At the Company’s direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims, investigations or possible assertions of claims, or the outcomes or damages arising out of any such matters.

The Special Committee of Board of Directors
Zareba Systems, Inc.
August 7, 2009

We have assumed that all the necessary governmental and regulatory approvals and consents required for the Reverse Split would be obtained and that the Reverse Split would be consummated in a timely manner without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on the Company or the contemplated benefits to the Company of the Reverse Split or would otherwise change the amount of the Consideration per Share. We do not express any opinion as to the price or range of prices at which the shares of the Company common stock may trade subsequent to the announcement of the Reverse Split.
Greene, Holcomb & Fisher LLC (“Greene Holcomb & Fisher”), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. We are currently acting as financial advisor to the Committee in connection with its consideration and analysis of the Reverse Split, for which the Company has paid us and agreed to pay us fees that are not contingent on the consummation of the Reverse Split. In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Greene Holcomb & Fisher may seek to provide the Company and its affiliates certain investment banking and other services unrelated to the Reverse Split in the future.
This letter is furnished pursuant to our engagement letter dated July 1, 2009, and has been approved by our fairness opinion committee. We understand that this letter is intended solely for the benefit and use of the Committee in connection with its consideration of the Reverse Split and is not intended to, and does not, confer any rights or remedies upon any other person. Notwithstanding the foregoing, the Board of Directors of the Company may also rely on this opinion. This opinion does not constitute a recommendation to the Committee or the Board of Directors as to how to vote in connection with their consideration of the Reverse Split. This letter does not address the Company’s underlying business decision to pursue the Reverse Split, the relative merits of the Reverse Split as compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage.
Furthermore, this letter does not address (i) the tax or legal consequences of the Reverse Split to either the Company or its security holders, or any other party, or (ii) the fairness of any portion or aspect of the Reverse Split to any one class or group of the Company’s security holders vis-à-vis any other class or group of the Company’s security holders (including the fairness of the Reverse Split to the Cashed-Out Holders vis-à-vis the Remaining Holders). We did not consider any benefits that may inure to any shareholder of the Company as a result of the Reverse Split other than in such party’s capacity as a Cashed-Out Holder of the Company’s common stock. This letter addresses solely the Consideration per Share payable to the Cashed-Out Holders and does not address any other aspect of the Reverse Split.

The Special Committee of Board of Directors
Zareba Systems, Inc.
August 7, 2009

This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may, if required by law, be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in connection with the Reverse Split.
Our opinion relates to the fairness of the Consideration per Share to the Cashed-Out Holders as of the date hereof. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing, and the conclusions reached in, this opinion. We assume no responsibility for updating, revising or reaffirming our opinion based on circumstances or events occurring after the date hereof.
Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration per Share to be received by the Cashed-Out Holders in the Reverse Split is fair, from a financial point of view, to the Cashed-Out Holders.
Sincerely,
GREENE HOLCOMB & FISHER LLC